UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 1-14989
A.    Full title of the plan and address of the plan, if different from that of the issuer named below:
WESCO DISTRIBUTION, INC. RETIREMENT SAVINGS PLAN
B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WESCO International, Inc.
225 West Station Square Drive
Suite 700
Pittsburgh, Pennsylvania 15219-1122

Table of Contents

I. FINANCIAL STATEMENTS
Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2023 and 2022	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended
December 31, 2023 and 2022	3

Notes to Financial Statements	4

Supplemental Schedules:

Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year) as of
December 31, 2023*	12

Schedule H (Form 5500), line 4(a) - Schedule of Delinquent Contributions as of
December 31, 2023*	14

Signatures	15

* Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

II. EXHIBITS

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To Plan Participants, Benefits Administrative Committee, and Finance Retirement Committee
WESCO Distribution, Inc. Retirement Savings Plan
Pittsburgh, Pennsylvania
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the WESCO Distribution, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2023 and 2022, the related statements of changes in net assets available for benefits for the years ended December 31, 2023 and 2022, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years ended December 31, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2023, and schedule of delinquent participant contributions for the year ended December 31, 2023, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ BDO USA, P.C.
We have served as the Plan’s auditor since 2014.
Troy, Michigan
June 17, 2024

WESCO Distribution, Inc.
Retirement Savings Plan
Statements of Net Assets Available for Benefits

	As of
	December 31,
	2023	2022
Investments
Investments at fair value (Notes 2 and 4)	$1,592,223,309	$1,289,056,456
Investment at contract value (Note 5)	100,466,763	113,658,569
Total investments	1,692,690,072	1,402,715,025
Receivables
Employer contributions (Note 1)	3,858,145	3,839,357
Notes receivable from participants (Note 6)	19,422,893	18,245,200
Total receivables	23,281,038	22,084,557
Net assets available for benefits	$1,715,971,110	$1,424,799,582
The accompanying notes are an integral part of these financial statements.

WESCO Distribution, Inc.
Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended
	December 31,
	2023	2022
Additions
Employee contributions	$102,174,001	$90,961,560
Employee rollovers (Note 1)	28,201,035	12,983,640
Employer contributions	56,043,394	54,915,554
Net appreciation in fair value of investments	227,867,987	—
Interest income on notes receivable from participants (Note 6)	1,084,982	848,551
Dividends and other income	40,405,761	49,687,251
Total additions	455,777,160	209,396,556

Deductions
Net depreciation in fair value of investments	—	310,363,700
Distributions to participants	163,748,757	144,993,965
Administrative expenses	856,875	796,368
Total deductions	164,605,632	456,154,033

Net increase (decrease) in net assets available for benefits	291,171,528	(246,757,477)

Net assets available for benefits
Beginning of year	1,424,799,582	1,671,557,059
End of year	$1,715,971,110	$1,424,799,582
The accompanying notes are an integral part of these financial statements.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
1.Description of Plan

General

The WESCO Distribution, Inc. Retirement Savings Plan (the “Plan”) was established as of February 28, 1994 (the “date of inception”). At the date of inception, certain employees of the predecessor company became employees of WESCO Distribution, Inc. (the “Company” or the “Plan Sponsor”) and participants in the Plan, and all funds held by the prior plans of the predecessor company were transferred to the Plan. The Plan is administered by the Benefits Administrative Committee and Finance Retirement Committee (collectively, the “Plan Administrator”). The Benefits Administrative Committee is responsible for directing the Plan's administrative activities and the Finance Retirement Committee oversees the selection of funds available to participants of the Plan for investment and reinvestment of the assets in the Plan's trust.

The Plan is a participant-directed defined contribution plan covering certain employees of the Company and former employees with a fund balance of at least $5,000 who elected to maintain their funds in the Plan. Former employees cannot make contributions to the Plan.
Participation for eligible employees, as defined in the plan document, requires an employee to be scheduled to work at least 1,000 hours per year and requires an employee to be paid through the Plan Sponsor's payroll system.
Anixter Inc., a wholly owned subsidiary of the Plan Sponsor, sponsored a defined contribution plan covering all of its non-union U.S. employees (the “Anixter Inc. Employee Savings Plan”). As described under “Amendments to the Plan” below, effective January 1, 2022, the Anixter Inc. Employee Savings Plan was merged with and into the WESCO Distribution, Inc. Retirement Savings Plan.
Trustee

The trustee and recordkeeper of the Plan is Fidelity Management Trust Company (“Fidelity”).
Amendments to the Plan
Effective January 1, 2022, the Plan was amended to, among other things, (i) merge the Anixter Inc. Employee Savings Plan with and into the WESCO Distribution, Inc. Retirement Savings Plan (the “Plan Merger”), (ii) change the employer matching contribution at an amount equal to 100% of a participant’s eligible elective deferrals up to 3% of the participant’s eligible compensation and 50% of the next 4% of eligible compensation, (iii) eliminate the discretionary employer contributions, (iv) decrease the maximum deferral rate under the annual increase program to 7%, (v) amend the vesting schedule for employer matching contributions for participants hired prior to January 1, 2022 to 25% for one year of service and 100% for two or more years of service, and (vi) amend the vesting schedule for employer matching contributions for participants hired on or after January 1, 2022 to 0% for one year of service and 100% for two or more years of service. Additionally, participants in the Plan with an elective deferral rate of less than 3% of eligible compensation were re-enrolled at 3%, with the ability to opt-out.
Effective January 1, 2023, the Plan was amended to recognize prior service for employees of Rahi Systems Holdings, Inc. (“Rahi”), a wholly-owned subsidiary of the Plan Sponsor, and to allow rollover contributions from all inactive participants. The amount of such contributions from inactive participants in 2023 was not material.
Contributions

The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). For 2023, the Plan permitted participants to make both tax deferred and Roth contributions up to the lesser of 75% of their eligible compensation or $22,500. For 2022, the Plan permitted participants to make both tax deferred and Roth contributions up to the lesser of 75% of their eligible compensation or $20,500. Participant contributions are recorded when they are withheld from the participant's wages.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
Participants who have attained age 50 before the close of the plan year are eligible to make catch-up contributions in addition to pre-tax contributions. A catch-up contribution is a pre-tax contribution that exceeds the annual deferral limit. For 2023 and 2022, a participant's total catch-up contribution could not exceed $7,500 and $6,500 respectively. The catch-up contribution limits are determined by the Internal Revenue Service (“IRS”) and then indexed for inflation. In addition to cash, in-kind contributions are permitted, which may consist of stocks, bonds, property or other securities.
The Company matches contributions made by employees into the Plan at an amount equal to 100% of a participant's eligible elective deferrals up to 3% of the participant's eligible compensation and 50% of the next 4% of eligible compensation. The Company performs a true-up calculation at the end of each plan year so that the full employer matching contribution is made for all participants of the Plan. Any necessary additional matching contribution is made in the subsequent year. The true-up contributions for the years ended December 31, 2023 and 2022 were approximately $3.9 million and $3.8 million, respectively, and are recorded as employer contributions receivable in the accompanying Statements of Net Assets Available for Benefits.
Participants may rollover into the Plan amounts representing distributions from other qualified retirement plans, an individual retirement account or an annuity. For the years ended December 31, 2023 and 2022, the Plan accepted employee rollover contributions of approximately $28.2 million and $13.0 million, respectively. Of the $28.2 million employee rollover contributions for the year-ended December 31, 2023, approximately $17.2 million relates to employee rollovers from the Anixter Inc. Pension Plan, which has been terminated.

The Plan includes a negative enrollment policy. Under this policy, if an individual does not submit an automatic enrollment waiver or elect a deferral rate, the employee will be automatically enrolled in the Plan at a 3% deferral rate with the ability to opt-out.
Under the Plan's annual increase program, participant contributions automatically increase at a rate of 1% annually each April 1 until the deferral rate equals 7%. Participants may opt-out of automatic annual increases, elect to continue automatic deferral rate increases after reaching the maximum deferral rate, or elect automatic increases at a different rate, up to a maximum of 3%.
Vesting
Participants are fully vested in the value of their contributions and related investment income at all times. Participants hired prior to January 1, 2022 vest in their allocated share of employer matching and discretionary contributions at 0% for less than one year of service, 25% for one year of service, and 100% for two or more years of service. Participants hired on or after January 1, 2022 vest in their allocated share of employer matching contributions at 0% for one year of service and 100% for two or more years of service.
Distributions

A participant may not withdraw any amount from their vested account balance unless they are age 59½, retire, become deceased or disabled, terminate employment, or experience financial hardship. A participant with at least five years of continuous service may withdraw matching contributions and earnings on matching contributions.
Under present IRS rules, a “hardship” means an immediate and heavy need to draw on financial resources to meet obligations related to health, education, housing, or death of a family member.
Upon termination of service, distributions of a participant's vested account balance are made as either a single lump-sum payment, substantially equal monthly, quarterly, semi-annual or annual installments, or a transfer to the trustee or custodian of another eligible retirement plan.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
Forfeitures

Employer contributions forfeited by participants not vested at their termination date are used to reinstate previously forfeited account balances of former participants who have returned to the Company, reduce employer contributions in accordance with the Plan's provisions, pay Plan expenses or are allocated to participants' accounts. Total forfeitures that reduced employer contributions in 2023 and 2022 were approximately $1.3 million and $1.9 million, respectively. As of December 31, 2023 and 2022, a balance of approximately $1.0 million and $0.8 million, respectively, was available to reinstate previously forfeited account balances, reduce employer contributions, pay Plan expenses or allocate to participants' accounts.
Participant Accounts

An account is maintained for each participant, which is credited with the participant's and the employer's matching contributions, an allocation of employer's discretionary contributions, and plan earnings and charged with benefit payments and an allocation of plan losses and administrative expenses. Allocations are based on participant contributions or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Notes Receivable from Participants
Participants are permitted to borrow against a portion of their vested account balance, pursuant to nondiscriminatory rules established by the Plan Administrator, up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Each loan is to be repaid over a period not to exceed five years, unless the loan is for the purchase of a participant's primary residence or the participant is absent due to military leave, in which case the Plan may allow for a longer repayment term. A participant may have only one loan outstanding at a time, may not refinance an existing loan, or apply for an additional loan for the purpose of paying off an existing loan. See Note 6 for additional information regarding notes receivable from participants.
Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100% vested in their accounts, and all vested assets shall be distributed to the participants in accordance with the terms of the Plan, or in such other manner, not inconsistent with the requirements of any applicable law or regulation, as the Company may in its sole discretion determine.

2.Summary of Significant Accounting Policies

Accounting Principles

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America. The Plan's significant accounting policies are described below.
Basis of Accounting

The financial statements of the Plan are maintained on the accrual basis of accounting.
Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions. These estimates may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results could differ from those estimates.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
Investment Valuation and Income Recognition

Investments held by the Plan are reported at fair value, except for the fully benefit-responsive contract associated with the Stable Value Fund, which is reported at contract value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the respective measurement date.
The Plan has adopted a framework for measuring fair value that prioritizes the inputs to valuation techniques. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
The three levels of inputs that may be used to measure fair value are as follows:
•Level 1 - Observable inputs such as quoted prices in active markets for identical investments the Plan has the ability to access.

•Level 2 - Inputs include:

•Quoted prices for similar assets or liabilities in active markets;

•Quoted prices for identical or similar assets or liabilities in inactive markets;

•Inputs, other than quoted prices in active markets, that are observable either directly or indirectly, and

•Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

•Level 3 - Unobservable inputs in which there is little or no market activity for the asset or liability, which requires the Plan to develop its own estimates and assumptions relating to the pricing of the asset or liability, including assumptions regarding risk.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Investments for which fair value is measured using the net asset value (“NAV”) per share (or its equivalent) practical expedient are not classified in the fair value hierarchy.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2023 and 2022.

•Self-directed accounts consist of cash and cash equivalents, common stocks and mutual funds. Cash and cash equivalents are valued at cost plus accrued interest, which approximates fair value. Common stocks are valued at the closing price reported on the active market on which the individual securities are traded. Mutual funds are valued at the daily NAV as reported by the fund. The mutual funds held by the Plan are deemed to be actively traded.

•The Wesco Stock Fund consists of shares of WESCO International, Inc. common stock (“Wesco common stock”) and fractional shares resulting from normal trading activity that are invested in a short-term cash fund. Wesco common stock is valued at the quoted closing market price from a national securities exchange and the short-term cash investment is valued at cost, which approximates fair value.

•Shares of registered investment companies (mutual funds) and money market funds are valued at the NAV of shares held by the Plan as of December 31, 2023 and 2022.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements

•The Loomis Sayles Large Cap Growth Trust Class C fund is a collective investment trust, which is valued at the NAV of units of the collective trust. The NAV, as provided by the trustee of the collective trust fund, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. The Plan has the ability to redeem its investment in this fund at its NAV per unit. Participants are permitted to make redemptions from this fund on a daily basis and there is no redemption notice period for participant transactions. There were no unfunded commitments as of December 31, 2023. This is a direct filing entity.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the Plan's reporting date.
Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

Net Appreciation (Depreciation) in Fair Value of Investments

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, consisting of realized gains (losses) and unrealized gains (losses) in the registered investment companies, the collective trust fund, the Wesco Stock Fund and self-directed accounts.
Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near-term could materially affect (i) participants' account balances, and (ii) the amounts reported in the (a) Statements of Net Assets Available for Benefits and (b) the Statements of Changes in Net Assets Available for Benefits.
Payment of Benefits

Benefits are recorded when paid.
Expenses

Administrative expenses incurred by the Plan during the years ended December 31, 2023 and 2022 were charged to and paid from Plan assets. The Plan permits the application of forfeited assets to pay administrative expenses. Under the Plan’s recordkeeping services agreement, when recordkeeping revenue received in connection with plan services (revenue credits) exceeds agreed-upon revenue sharing, the recordkeeper allocates amounts equal to such excess revenue to the accounts of eligible participants on a quarterly basis.

Recently Issued Accounting Pronouncements

In June 2022, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2022-03, Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, to clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. ASU No. 2022-03 also introduces new disclosure requirements for equity securities subject to contractual sales restrictions. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. Management is currently evaluating the impact that the adoption of this accounting standard will have on the Plan's financial statements and notes thereto.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements

Other accounting pronouncements recently issued by the FASB or other applicable authoritative accounting standards groups with future effective dates are either not applicable or are not expected to be significant to the Plan's financial statements and accompanying notes.

3.Tax Status

Effective May 4, 2022, the Plan Sponsor adopted a pre-approved plan provided by Fidelity. Fidelity obtained a letter dated June 30, 2020, in which the IRS stated its opinion that the form of the Fidelity pre-approved plan is acceptable under Section 401 of the Internal Revenue Code (“IRC”) for use by employers for the benefit of their employees. Prior to May 4, 2022, the Plan Sponsor had adopted a prototype plan provided by Fidelity. Fidelity obtained a letter dated March 31, 2014, in which the IRS stated its opinion that the form of the Fidelity prototype plan is acceptable under Section 401 of the IRC. Accordingly, no provision for income taxes has been included in the Plan's financial statements.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by a taxing authority. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

4.Investments

The Plan's investments measured at fair value on a recurring basis within the fair value hierarchy level, as described in Note 2, "Summary of Significant Accounting Policies", were as follows:

	December 31, 2023
	Level 1	Level 2	Level 3	Total

Shares of registered investment companies	$1,301,267,804	$—	$—	$1,301,267,804
Wesco Stock Fund	13,603,541	—	—	13,603,541
Self-directed accounts	27,101,978	—	—	27,101,978
Money market funds	32,703,816	—	—	32,703,816
Total assets in the fair value hierarchy	1,374,677,139	—	—	1,374,677,139

Investments measured at NAV per share practical expedient(1)	—	—	—	217,546,170
Investments at fair value	$1,374,677,139	$—	$—	$1,592,223,309

	December 31, 2022
	Level 1	Level 2	Level 3	Total

Shares of registered investment companies	$1,086,844,394	$—	$—	$1,086,844,394
Wesco Stock Fund	10,362,639	—	—	10,362,639
Self-directed accounts	16,520,121	—	—	16,520,121
Money market funds	29,258,835	—	—	29,258,835
Total assets in the fair value hierarchy	1,142,985,989	—	—	1,142,985,989

Investments measured at NAV per share practical expedient(1)	—	—	—	146,070,467
Investments at fair value	$1,142,985,989	$—	$—	$1,289,056,456

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
(1)     The Loomis Sayles Large Cap Growth Trust Class C fund is a collective investment trust, which is measured at fair value using the NAV per share as a practical expedient, and therefore has not been classified in the fair value hierarchy as of December 31, 2023 and 2022. The fair value of this fund is presented in the table above to permit reconciliation of the fair value hierarchy to the Statements of Net Assets Available for Benefits.
5.The Stable Value Fund

The Plan offers a Stable Value Fund investment option to participants. The Lincoln Stable Value Fund is a fixed annuity contract issued by an insurance company that provides a guarantee of principal and interest backed by a general account of the issuing company. The general account consists of all the assets of the insurance company, including fixed income, equities, real estate, cash and others.
The issuing insurance company is contractually obligated to repay principal and interest at a specified rate to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. Participants invested in the Stable Value Fund have a beneficial interest in the fixed annuity contract. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
Except for premature termination of the contract by the Plan or plan termination, the insurance company may not cause the contract to be terminated at an amount other than contract value. The Plan Sponsor has not expressed any intention to take either of these actions.
The Lincoln Stable Value Fund is deemed to qualify as a fully benefit-responsive investment contract; therefore, contract value is the relevant measurement attribute.

6.Notes Receivable From Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recognized on the accrual basis. Fees are recorded as administrative expenses and are recognized when they are incurred.

The interest rate applied to participant loans is established each month by the Plan Administrator at 1% above the prime interest rate. Principal and interest payments are generally made through monthly payroll deductions and are credited to the participant's individual account.

Loans of approximately $11.1 million and $8.9 million were made from the Plan and loan principal repayments of approximately $9.9 million and $10.2 million were received by the Plan during the years ended December 31, 2023 and 2022, respectively. Interest on promissory notes of approximately $1.1 million and $0.8 million was earned by the Plan for the years ended December 31, 2023 and 2022, respectively.

7.Related Party and Party-In-Interest Transactions
The Plan invests in certain mutual funds that are managed by Fidelity, the Plan's trustee. Transactions involving Fidelity funds qualify as party-in-interest.
Prior to November 13, 2015, participants of the Plan could elect to invest in the common stock of WESCO International, Inc. (Wesco common stock is held in the Wesco Stock Fund). WESCO International, Inc. owns 100% of WESCO Distribution, Inc, the Plan Sponsor. Therefore, transactions with this investment qualify as party-in-interest.

Disbursements from the Wesco Stock Fund were approximately $0.6 million and $0.8 million for years ended December 31, 2023 and 2022, respectively. Transfers out of the Wesco Stock Fund were approximately $0.2 million for year ended December 31, 2023. Transfers out of the Wesco Stock Fund for the year ended December 31, 2022 were immaterial.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
8.Contingencies

From time to time, lawsuits or claims have been or may be asserted against the Plan. The outcome of any litigation cannot be predicted with certainty, and some lawsuits may be determined adversely to the Plan. However, the Plan Administrator does not believe that the ultimate outcome of any such pending matters is likely to have a material adverse effect on the Plan's net assets available for benefits, although the resolution in any fiscal period of one or more of these matters may have a material adverse effect on the Plan's net assets available for benefits for that period.

On March 26, 2021, an ERISA class action complaint was filed in U.S. District Court for the Western District of Pennsylvania (the “Court”) against WESCO Distribution, Inc., the Plan Administrator, and John and Jane Does 1-30 (collectively, the “Defendants”) alleging breach of fiduciary duties to participants of the Plan regarding the administrative fees being paid under the Plan. The alleged class includes participants from March 26, 2015 forward. The complaint seeks injunctive relief and recovery of alleged damages. The Company denies the allegations and has placed its insurance carrier on notice of the complaint.

In April 2022, the Court granted the Defendants' Motion to Dismiss the class action complaint against WESCO Distribution, Inc. and granted the Plaintiffs a leave to amend the complaint. The Plaintiffs filed a second amended complaint to which the Defendants filed a Motion to Dismiss in May 2022. In August 2022, the Court dismissed with prejudice the Plaintiffs' second amended complaint and the plaintiffs filed a Notice of Appeal with the Third Circuit Court of Appeals (the “Third Circuit”), where the case has been fully briefed and was argued before the Court in April 2023.

In May 2024, the Third Circuit reversed the Court's decision and concluded that the case should be remanded to the Court to allow for the parties to engage in written and oral discovery. The parties will also put together a case management schedule that will include, among other things, a discovery deadline, dispositive motion deadline, and trial dates.

9.Subsequent Events

The Plan Sponsor evaluated subsequent events for recognition or disclosure in these financial statements through June 17, 2024, the day these financial statements were available to be issued. Except as disclosed below, there were no subsequent events that would require recognition in these financial statements or disclosure in the notes thereto.

On February 22, 2024, the Plan Sponsor entered into a definitive agreement to sell 100% of the equity interests of its Wesco Integrated Supply (“WIS”) business. On April 1, 2024, the Plan Sponsor completed this sale. In June 2024, all plan assets of participants employed by the WIS business totaling $33.0 million were transferred out of the Plan.

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
As of December 31, 2023
EIN 25-1723345, Plan Number 001

(a)	(b)	(c)	(d)	(e)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,		Current
	Similar Party	Par, or Maturity Value	Cost (1)	Value
	GABELLI	Gabelli U.S. Treasury Money Market Fund Class AAA		$32,703,816

	AMERICAN FUNDS	2010 Target Date Retirement Fund Class R-6		7,120,768
	AMERICAN FUNDS	2015 Target Date Retirement Fund Class R-6		8,842,026
	AMERICAN FUNDS	2020 Target Date Retirement Fund Class R-6		43,008,752
	AMERICAN FUNDS	2025 Target Date Retirement Fund Class R-6		98,651,581
	AMERICAN FUNDS	2030 Target Date Retirement Fund Class R-6		178,854,773
	AMERICAN FUNDS	2035 Target Date Retirement Fund Class R-6		131,229,018
	AMERICAN FUNDS	2040 Target Date Retirement Fund Class R-6		126,001,418
	AMERICAN FUNDS	2045 Target Date Retirement Fund Class R-6		86,095,359
	AMERICAN FUNDS	2050 Target Date Retirement Fund Class R-6		62,112,527
	AMERICAN FUNDS	2055 Target Date Retirement Fund Class R-6		44,313,471
	AMERICAN FUNDS	2060 Target Date Retirement Fund Class R-6		18,702,681
	AMERICAN FUNDS	2065 Target Date Retirement Fund Class R-6		5,503,711
	BARON FUNDS	Baron Small Cap Fund Class R-6		18,037,501
	COHEN & STEERS	Cohen & Steers Global Realty Shares, Inc. Class Z		3,274,321
*	FIDELITY	Fidelity 500 Index Fund		129,988,245
*	FIDELITY	Fidelity Inflation-Protected Bond Index Fund		2,196,815
*	FIDELITY	Fidelity Mid Cap Index Fund		124,795,947
*	FIDELITY	Fidelity Small Cap Index Fund		16,897,966
*	FIDELITY	Fidelity Total International Index Fund		20,410,076
*	FIDELITY	Fidelity U.S. Bond Index Fund		22,194,623
	HARTFORD FUNDS	Hartford International Opportunities Fund Class R6		48,074,375
	MFS FAMILY OF FUNDS	MFS Value Fund (Class R6)		40,411,182
	NATIXIS FUNDS	Loomis Sayles Investment Grade Bond Fund Class N		42,059,915
	PIMCO	PIMCO High Yield Fund Institutional Class		1,500,593
	UNDISCOVERED MANAGERS	Undiscovered Managers Behavioral Value Fund Class R6		18,364,964
	VANGUARD	Total International Bond Index Fund Admiral		2,625,196
	Registered Investment Companies Total			1,301,267,804

*	WESCO INTERNATIONAL, INC.	Wesco Stock Fund		13,603,541

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)—(CONTINUED)
As of December 31, 2023
EIN 25-1723345, Plan Number 001

(a)	(b)	(c)	(d)	(e)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,		Current
	Similar Party	Par, or Maturity Value	Cost (1)	Value
*	FIDELITY	Cash and Cash Equivalents		5,188,105
	Various	Common Stock		8,968,135
*	Various	Mutual Funds		12,945,738
	Self-Directed Accounts Total			27,101,978

	Stable Value Fund (Lincoln)	Fully Benefit-Responsive Investment Contract		100,466,763

	Loomis Sayles Large Cap Growth Trust Class C	Collective Investment Trust Fund		217,546,170

*	Participant Loans	3.25% - 9.50% with maturity dates through 2030		19,422,893

**	Total Investments			$1,712,112,965

(1)	Cost for participant directed investments is not required and therefore omitted.
*	Denotes a party-in-interest to the Plan.
**	All investments are stated at fair value as of December 31, 2023 with the exception of the Stable Value Fund (Lincoln), which is stated at contract value.

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(a) - Schedule of Delinquent Contributions
EIN 25-1723345, Plan Number 001
December 31, 2023

Participant Contributions Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
Check here if late participant loan repayments are included:
☐
2023	$—	$61,543	$—	$61,543

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESCO Distribution, Inc.
Retirement Savings Plan
(Name of Plan)

By:	/s/ Matthew S. Kulasa	June 17, 2024
	Matthew S. Kulasa	(Date)
Senior Vice President, Corporate Controller and Chief Accounting Officer
(Member of the Plan's Finance Retirement Committee)

EXHIBITS
The following exhibit is filed or incorporated as part of this report:

Exhibit
Number	Description
23	Consent of BDO USA, P.C. (filed herewith)